‘

Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Chuo Mitsui Trust Holdings, Inc.

Subject Company: The Sumitomo Trust and Banking Co., Ltd.

Commission File Number: 132-02705

Dated August 27, 2010

The Management Integration Plan

~ Towards creation of “The Trust Bank” with a Combination of Expertise and Comprehensive Capabilities~

August 27, 2010

Objectives and Vision of the New Trust Bank Group

Objectives of the Management Integration

CMTH and STB will combine their personnel, know-how and other managerial resources form “The Trust Bank”, a new trust bank group with significant expertise and a wide range of capabilities in swiftly providing comprehensive solutions to its clients

Vision of the New Trust Bank Group (“Sumitomo Mitsui Trust Group”)

Management Principles (“Mission”)

(i) Swiftly provide comprehensive solutions to its clients by fully utilizing its significant expertise and comprehensive capabilities

(ii) Adhere to the principles of sound management based on a high degree of self-discipline with the background of “Trustee Spirit” and establish strong credibility from society

(iii) Strive to fulfill all shareholder expectations by creating distinct values through fusing the various functions featuring the trust bank group

(iv) Offer a workplace where the diversity and creativity of its employees are more fully utilized to add value to the organization and where employees can have pride and be highly motivated in fulfilling their missions

Ideal Model (“Vision”)—Towards “The Trust Bank” -

Based on the “Trustee Spirit” and with significant expertise and comprehensive capabilities, Sumitomo Mitsui Trust Group will create distinct values by leveraging a new business model, combining its Banking, Asset Management and Administration, and Real Estate businesses, and will move onto the global stage as a leading trust bank group which boasts the largest and highest status in Japan

1

Management Integration Overview

1. Method of the Management Integration

CMTH will act as the holding company for the Sumitomo Mitsui Trust Group. STB and CMTH will conduct the management integration through a share exchange and at the same time, CMTH will change its corporate name to

Sumitomo Mitsui Trust Holdings, Inc. (“SMTH”)

2. Schedule of the Share Exchange

Resolution of board of directors on the Share Exchange Agreement August 24, 2010

Execution of the Share Exchange Agreement August 24, 2010

Public notice of record date for voting at extraordinary general meeting of shareholders

(planned) September 7, 2010

Record date for voting at extraordinary general meeting of shareholders September 30, 2010

Extraordinary general meeting of shareholders with regard to the approval of the Share Exchange

(planned) December 22, 2010

Date of delisting of STB common shares (planned) March 29, 2011

Date of share exchange (effective date) (planned) April 1, 2011

(Note) This schedule may be subject to change upon mutual consultation and agreement of both CMTH and STB, if necessary, in light of the progress of procedures for the Share Exchange or for any other reason

3. Details of Allotment for the Share Exchange (Exchange Ratio)

1.49 shares of common stock in SMTH (currently CMTH) will be allotted and delivered for each share of common stock in STB

In order to ensure the fairness of the exchange ratio of common shares, CMTH and STB have each appointed two independent financial advisors to perform financial analyses and agreed on the common share exchange ratio based on careful negotiations and discussions, comprehensively taking into account factors such as the financial position, assets and future prospects of each party making reference to the financial analyses (For a summary of the analysis, please refer to Exhibit 1 in the August 24, 2010 press release ‘Final Agreement on the Management Integration of Chuo Mitsui Trust Group and The Sumitomo Trust and Banking Group Towards Creation of “The Trust Bank” with a Combination of Expertise and Comprehensive Capabilities.)

As for the preferred shares of STB, SMTH shall allot and deliver 1 share of SMTH preferred shares, that terms and conditions shall be substantially the same, to each share of STB preferred shares

2

Overview of Sumitomo Mitsui Trust Holdings

1. Trade Name of Integrated Holding Company

Sumitomo Mitsui Trust Holdings, Inc.

2. Headquarters Location of the Integrated Holding Company

Chiyoda-ku, Tokyo

(The planned headquarters of the Integrated Holding Company is a new office building that is currently under construction by STB in conjunction with third parties, in Chiyoda-ku, Tokyo. STB’s current Tokyo headquarters in Chiyoda-ku, Tokyo is planned to be the headquarters of the Integrated Holding Company until the new building is ready for use.)

3. Stock Listing

The Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange

4. Representative Directors of the Integrated Holding Company

Hitoshi Tsunekage will be appointed as the chairman of the Integrated Holding Company, and Kazuo Tanabe will be appointed as the president of the Integrated Holding Company

5. Board of Directors and Corporate Auditors of the Integrated Holding Company

The composition of the board of directors and corporate auditors will be based on a mutual agreement between CMTH and STB, and the number of directors and auditors of SMTH will be equally nominated by both companies

6. Capital Stock

¥261,608mn

7. Fiscal Year End

March 31

3

Management Structure of Sumitomo Mitsui Trust Group

Management Structure of Sumitomo Mitsui Trust Group

(1)	The function of the Integrated Holding Company (SMTH)

SMTH will focus on the management of business operations, and set the followings as key functions. SMTH will have a board of corporate auditors

(i)	Formulating group management strategy

(ii) Allocation of management resources

(iii) Monitoring administration of business activities

(iv) Supervising risk management

(v)	Supervising compliance management

(vi) Managing internal auditing

(2)	Group structure

The shares of the following trust banks and the entities, which operate asset management and administration related businesses, and others, will be directly held by SMTH

The Chuo Mitsui Trust and Banking Company, Limited

Chuo Mitsui Asset Trust and Banking Company, Limited

The Sumitomo Trust and Banking Co., Ltd.

Chuo Mitsui Asset Management Company, Limited

STB Asset Management Co., Ltd.

Chuo Mitsui Capital Company Limited

STB Research Institute Co., Ltd.

Japan Trustee Services Bank, Ltd.

Merger of the Three Trust Banks under the Integrated Holding Company

On April 1, 2012, SMTH will plan to integrate the three trust banks operating as its subsidiaries, namely STB, The Chuo Mitsui Trust and Banking Company, Limited and Chuo Mitsui Asset Trust and Banking Company, Limited, into a single trust bank in view of further improving their expertise and comprehensive capabilities

Trade Name

Sumitomo Mitsui Trust Bank, Limited <Surviving Entity: STB (planned)>

Headquarters Location

Chiyoda-ku, Tokyo

(The planned headquarters of the Combined Trust Bank is a new office building that is currently under construction by STB in conjunction with third parties, in Chiyoda-ku, Tokyo)

Representative Directors

The chairman will be nominated by the CMTH group, and the president will be nominated by the STB group

Board of Directors and Corporate Auditors

The composition of the board of directors and corporate auditors will be based on a mutual agreement between CMTH and STB. The directors and auditors of the Combined Trust Bank are planned to be nominated in equal number by the CMTH group and the STB group

4

Process of the Management Integration – The First Step

CMTH and STB will conduct the management integration through a share exchange and will position SMTH (CMTH) as the integrated holding company on April 1, 2011 (planned)

Sumitomo Mitsui Trust Holdings, Inc.

Trust Bank

The Chuo Mitsui Trust and Banking Company, Limited

Chuo Mitsui Asset Trust and Banking Company, Limited

The Sumitomo Trust and Banking Co., Ltd.

Private Equity Fund Management

Chuo Mitsui Capital Company Limited

Asset Management

Chuo Mitsui Asset Management Company, Limited

Real Estate Fund Management

Chuo Mitsui

Trust Realty Company, Limited

Other subsidiaries

Asset Administration

Japan Trustee Services Bank, Ltd.

Real Estate Fund Management

STB Real Estate Investment Management Co ., Ltd.

Asset Management

Nikko Asset Management Co., Ltd.

STB Asset Management Co., Ltd.

Think Tank

STB Research Institute Co., Ltd.

Other Subsidiaries

5

Process of the Management Integration – The Second Step

On April 1, 2012, SMTH will integrate its trust banking subsidiaries through merger into a single trust bank, Sumitomo Mitsui Trust Bank

Sumitomo Mitsui Trust Holdings, Inc.

Sumitomo Mitsui Trust Bank, Limited

Asset Administration

Japan Trsutee Services Bank, Ltd.

Private Equity Fund Management

Chuo Mitsui Capital Company Limited

Investment Trust Management

Chuo Mitsui Asset Management Company, Limited

STB Asset Management Co., Ltd.

Think Tank

STB Research Institute Co., Ltd.

*1 *1 Merger

Chuo Mitsui Asset Management and STB Asset Management plan to be merged at an appropriate time after the management integration

Asset Management

Real Estate Fund Management

Nikko Asset Management Co., Ltd.

*2

Chuo Mitsui Trust Realty Company, Limited

*3

STB Real Estate Investment Management Co., Ltd.

Other Subsidiaries

*4

*1 The appropriate timing of SMTH to directly own STB Asset Management and STB Research Institute is under consideration

*2 With regard to Nikko Asset Management Co., Ltd., which aims for the public listing, SMTH will review the holding structure, including holding its shares directly in the future

*3 SMTH to review the holding structure Real Estate Fund Management subsidiaries after the management integration

*4 SMTH to review the business realignment of other subsidiaries whose business overlap

6

Business Areas of the Sumitomo Mitsui Trust Group

Combining banking, asset management and administration, and real estate businesses, along with integrated business functions enhances strong market leadership



Banking Business
Notes:
Business for Corporates
Business for Individuals
Bank Deposits
Corporate Credit (Syndicate Loans; Asset Liquidation, etc.)
Wholesale Financial Products
Overseas Credit
Sales of Investment Trusts and Insurances
Loans to Individuals /Reverse Mortgages
Fund wraps
Investment Trusts Management
Real Estate Asset Finance
Testamentary Trust·Services /Inheritance Consulting /Private Banking
Market operations
Investment Trusts administration
Real Estate Brokerage for Individual Clients
Pension Trust
Real Estate/Fund Management
Stock Transfer Agency
Investment discretion Investment Advisory
Real Estate Brokerage for Corporate Clients
Real Estate Securitization
Global Custody
Real Estate Business
Asset Management and Administration Business
Individuals
Corporates
Investors

7

Status of Sumitomo Mitsui Trust Group

The Largest Scale and the Highest Status in Japan

By strengthening high levels of expertise and expanding business operations, the new trust bank group will become Japan's leading trust bank group which boasts the largest scale and the highest status

(i) Japan's largest asset management and administration group
(ii) One of Japan's leading asset management consulting groups
(iii) One of Japan's leading firms in trust-bank-related businesses

(as of March 31, 2010)

Asset Management and Administration		
Assets under Management	Approx. ¥64trn	(No.1 among Japanese Bank and Securities Company Groups)
Balance of Corporate Pension Funds	Approx. ¥13trn	(No.1 among Japanese Trust Banks)
Lead Manager for Corporate Pension Funds	1,900 funds	(No.1 among Japanese Trust Banks)
Assets under Custody	Approx. ¥182trn	(No.1 among Japanese Bank Groups)
Balance of Investment Trust	Approx. ¥35trn	(No.1 among Japanese Trust Banks)
Stock Transfer Agency Services / Number of Shareholders	22.35mn	(No.2 among Japanese Trust Banks)
Investment Trust and Insurance sales		
Balance of Investment Trust, Annuity Insurance and Other Sales	Approx. ¥4trn	(No.3 among Japanese Banks)
Real Estate		
Real Estate Business-Related Revenue (Total of the whole group)	Approx. ¥31.7bn	(No.1 among Japanese Trust Banks)
Balance of Real Estate-backed Securities	Approx. ¥10trn	(No.1 among Japanese Trust Banks)
Banking		
Lending Business / Total Loan Balance	Approx. ¥21trn	(No.5 among Japanese Bank Groups)
Balance of Loans to Individuals	Approx. ¥6trn	(No.5 among Japanese Bank Groups)
Balance of Accounts Receivable-backed Securities	Approx. ¥12trn	(No.1 among Japanese Trust Banks)
Number of Will Trusts	19,454	(No.2 among Japanese Trust Banks)

8

Branch Networks and Personnel of Sumitomo Mitsui Trust Group

(1) Domestic Branches

Balanced Domestic Branch Network with a focus on Metro Tokyo, Kansai and Chubu areas

(as of March 31, 2010)

	Chuo Mitsui Trust		Offices	Consulting Plaza	Sumitomo Trust		Offices	Consulting Offices	Combined		Overlapping Branches
Metro Tokyo	51	56.0%	33	18	23	37.7%	17	6	74	48.7%	17
Kansai Area	15	16.5%	10	5	22	36.1%	18	4	37	24.3%	10
Chubu Area	14	15.4%	13	1	6	9.8%	6	-	20	13.2%	5
Other Areas	11	12.1%	11	-	10	16.4%	10	-	21	13.8%	6
Total	91	100.0%	67	24	61	100.0%	51	10	152	100.0%	38

(2) Overseas Network

Overseas Network to Deliver Global Financial Services

(as of March 31, 2010)

		Chuo Mitsui Trust	Sumitomo Trust
USA	New York	Subsidiary (Asset management business), New York Representative Office	New York Branch, Subsidiary (Asset management and global custody business)
Europe	London	Subsidiary (Securities business), London Representative Office	London Branch
	Luxembourg		Subsidiary (Global custody business)
Asia	Singapore	Subsidiary (Asset management business), Singapore Representative Office	Singapore Branch
	Shanghai		Shanghai Branch
	Beijing	Beijing Representative Office	Subsidiary (Consulting business), Beijing Representative Office
	Hong Kong	Subsidiary (Asset management business)	Subsidiary (Finance business, asset management business)
	Others		Representative Office in Jakarta, Seoul and Bangkok

(3) Employees

Specialist s*1

(as of March 31, 2010)

Securities Analysts *2	767
Asset Management Specialists *3	274
Pension Actuaries	56
Real Estate Appraisers	157
Real Estate Transaction Specialists	5,388
Certified Skilled Worker of Financial Planning (First Grade)	543
Financial Consultants *4	179

*1 Combined numbers or the three trust banks

*2 Qualified personnel by the Securities Analysts Association of Japan

*3 Fund managers, portfolio managers, strategists and analysts

*4 Specialized personnel of consulting service related to asset management and administration for retail clients

9

Basic Strategy of Sumitomo Mitsui Trust Group

In order to achieve our vision as, “The Trust Bank”, Sumitomo Mitsui Trust Group will leverage its strengths towards the development of a business model that is clearly different from that of megabank groups

(1)	Provide Comprehensive Solutions, with Superior Products and Services across Business Fields:

Leverage its high level of expertise and a wide range of capabilities cultivated from both the CMTH group and the STB group over the years, to provide comprehensive solutions with superior products and services across business fields that correspond to clients’ needs

(2)	Concentrate Resources on Prioritized Strategic Areas and Focus on Pursuit of Synergies:

Aim to improve profitability and realize stable and sustainable growth by concentrating management resources on strategic areas where Sumitomo Mitsui Trust Group has competitiveness and expects stronger growth and business synergies across different business fields

(3)	Financial Soundness and Capital Efficiency:

Aim to secure capital adequacy in terms of quality and quantity, and maintain a sound financial position and to enhance capital efficiency through the reinforcement of its fee businesses by leveraging its trust functions

Growth Strategy of Sumitomo Mitsui Trust Group

(1) Allocating resources to growing trust and asset administration, etc. related fee businesses (sale of investment trusts and insurance, asset management and administration and real estate business) to develop market and to enhance market position (2) Provide a variety of functions to our wide client base, and enhance basic profitability in the banking business through our further balanced loan portfolio

(1)	Strengthen Fee Businesses Supported by the New Trust Bank Group’s High Expertise and Comprehensive Capabilities

Sales of investment trust and Reinforce sales structure

Investment Trust and insurance Leverage the product development capabilities and asset

Insurance Sales Fund wraps management consulting services

Pension and overseas asset trust Strengthen asset management marketing to retail and overseas

Asst management and businesses Strengthen ability to manage foreign stock investment, especially in

Administration Investment trust management and Asia

administration

Real estate brokerage (for corporate Expand data volume and enhance data matching through

Real Estate Business and individual customers) integration of client bases

Manage real estate investments and Enhance real estate investment related services for both domestic securitization of real estate and overseas investors

(2) Enhance Basic Earnings Power in the Banking Business using Complemented and Expanded Client Base Resulting from Merger

Loans to individuals Provide comprehensive solutions derived from integration of

Banking Overseas credit for Japanese various functions

(Wholesale Business Syndicated loan and asset Build a further balanced loan portfolio by expanding loans to and Loans to securitization individuals

Individuals) Financial products sales

Pursue additional growth potential in fee businesses and raise basic earnings power in banking

Investment Trust and Insurance Sales Strategy of Sumitomo Mitsui Trust Group

(1) **Reinforce sales structure through substantially increasing the number of sales force and reorganizing and upgrading branch network**

(2) **Enhance asset management consulting services by leveraging product manufacturing capability and sales support from investment trust management subsidiaries**

(1) Reinforce Sales Structure

(i) Increase the number of sales force (by Approx. 400)
(ii) Strengthen channel strategy
(a) Reorganize and improve branch network (total of 152 offices; of which 38 are overlapping)
(b) Utilize defined contribution pension funds (DC) and channels (number of corporate type DC clients: 580,000 (combined basis) as of end March 2010; ranked second among asset administration companies)
(c) Utilize direct channels, including online channels

(2) Enhance Product Manufacturing Capabilities and Asset Management Consulting Services

(i) Utilize manufacturing capabilities and sales support from asset management subsidiaries (Chuo Mitsui Asset Management + STB Asset Management, Nikko Asset Management)
(ii) Enhance asset management consulting services by sharing sales know-how

Penetrating new clients such as high net worth clients who are interested in the securities market

Fund wraps

Investment trust / Insurance

Foreign currency deposits

Strengthen upper-middle class client base

Balance and Sales of Investment Trust and Insurance (as of March 31, 2010; FY3/09)

	Chuo Mitsui Trust	STB	Combined
Net Asset Balance of Investment Trust	¥1.1trn	¥1.3trn	¥2.4trn
Cumulative Insurance Sales	¥1.3trn	¥0.7trn	¥2.0trn
Total	¥2.4trn	¥2.0trn	¥4.4trn
(Investment Trust and Insurance Sales)	¥0.4trn	¥0.3trn	¥0.7trn

Investment trust and insurance sales balance (sales): No. 3 (No. 2) among Japanese banks

Individual Client Base (Clients Holding Fixed Type Products)

(as of March 31, 2010)	Combined
Number of Fixed Product Holders	Approx. 2.5m
Average Deposit per Client	Approx. ¥7m
Investment Trust and Insurance Share	Approx. 20%

Fixed Type Products: Products excluding liquid accounts; i.e. time deposits, foreign currency time deposits, dividend-yield money trust, investment trust, insurance

12

Asset Management and Administration Strategy of Sumitomo Mitsui Trust Group

(1)	Leverage brand and know-how, established in the domestic institutional investors’ market, to retail

(2) (investment Strengthen management trust management) capabilities and foreign in foreign institutional equities, investors focusing on Asian equities

(1)	Retailization and Globalization of Asset Management Marketing

Leverage brand and sales expertise established through experience in the market for domestic institutional investors

(ii) Expand product development capabilities, support to sales companies and distribution channels through the merger of Chuo Mitsui Asset Management and STB Asset Management

Accelerate growth in group’s mutual fund management business with Nikko Asset Management

(iii) Utilize overseas network and tie up with overseas financial institutions

Expand access to foreign institutional investors

(2)	Strengthen Capability to Manage Foreign Equities, Focusing on Asian Equities
(i)	Reshape asset management operation through the integration

Improve capability to manage Asian equities

Asset Under Management of Trust Banks (non-consolidated)

Pension Trust / Individually Operated Money Trust (as of March 2010)

Chuo Mitsui

Asset STB Combined

¥22.4trn ¥27.6trn ¥50.0trn

Aiming to become leading asset management group in Asia

Synergies administration

with asset

Expanding investment business trust

Expanding global custody services

Asset Under Management of Investment Trust Subsidiaries

Investment Trust and Investment Advisory (as of March 2010)

Chuo Mitsui STB Asset

Asset Mgmt Mgmt Combined Nikko AM

¥2.2trn ¥1.5trn ¥3.7trn ¥10.4trn

Investment Trust Investment Trust Investment Trust Investment Trust

Balance: #9 Balance: #20 Balance: #8 Balance: #3

Overseas Asset Management

/

Administration subsidiaries

Chuo Mitsui Trust STB

US subsidiary US subsidiary

Asset UK subsidiary

Management HK subsidiary HK subsidiary

Singapore subsidiary

Asset US subsidiary

Administration Luxembourg subsidiary

Assets under management: over ¥64 trillion, No. 1 among Japanese bank and securities company groups

Real Estate Business Strategy of Sumitomo Mitsui Trust Group

(1)	Increase information matching capabilities and information flow through the combined client base

(2) Enhance real estate investment-related services for domestic and foreign investors (real estate securitization, investment management, etc.)

(1)	Real Estate Brokerage

Increase information matching capabilities and information flow through complementing information sources Combined strengths: Chuo Mitsui in institutional investors + STB in corporate clients

(ii) Strengthen organization by increasing sales force

(a)	Access new domestic and foreign investors Enhance overseas (Asia) marketing efforts
(b)	Reinforce solution providing functions in financing, tenant leasing, construction/environmental consulting, etc.

(2)-1 Real Estate Securitization

(i)	Increase new-business by utilizing expanded client base

(ii) Reduce costs through integrating real estate administration systems and improving business efficiency

(2)-2 Real Estate Investment Management

(i) Strengthen marketing to pension funds and institutional investors by utilizing strength as a trust bank (ii) Strengthen marketing to foreign investors, particularly in Asia (iii) Strengthen product planning in according with investor needs

Group Revenue from Real Estate Group’s Real Estate Trust Fees (*2)

Brokerage (*1) (FY2009) (FY2009)

Chuo Mitsui Chuo Mitsui

STB Combined STB Combined

Trust Trust

¥8.4bn ¥13.7bn ¥22.0bn ¥4.2bn ¥5.5bn ¥9.7bn

*1: Real estate brokerage commission and consulting fees

*2: Real estate trust, administration fees from REITs and investment management fees

Combining estate brokerage, of real securitization investment and management functions

Expand client base

Access new investors

Strengthen offering product

Enhance earnings via steady growth in brokerage business

Stable revenue growth through expanding stock business, such as real estate securitization and real estate investment management

Sumitomo Mitsui Trust Group Banking Business Strategy (Wholesale and Loans to Individuals)

(1) Enhance presence as a 'strategic partner' offering total solutions by leveraging the group's various functions and utilizing its complemented and expanded corporate client base
(2) Expand housing loans as core assets and rebuild into a further balanced loan portfolio

(1) Offer Total Solutions by Leveraging the Group's Various Functions

(i) Promote opportunities to offer banking and trust functions through the complemented and expanded corporate client base with a stronger market position
⇒ Expand oversea credit to Japanese companies and syndicated loans, etc.
⇒ Expand securitization and other various trust and asset administration functions
(ii) Enhance financial products sales by leveraging the expanded client base, including school corporations and financial institutions: Expand product offering including market-based financial products (e.g. structured deposits), private fund trusts, etc.

【Corporate Client Base】

Of 2,127 listed companies of TSE 1 and 2 (as of March 31,2010)



Chuo Mitsui
Approx. 950
STB
Approx. 1,100

Number of overlapping key clients are approx. 500
Immediately expand the client base

Key clients listed on TSE 1 and 2: Approx. 1,550
Broad corporate client base, covering over 70% of listed companies

(2) Build Loan Portfolio by Expanding Loans to Individuals

(i) Expand housing loans by increasing sales force
⇒ Target approx. 30% of the loan portfolio to be housing loans in FY 2015
(ii) A second pillar will be loans to Japanese companies in overseas, where funding needs are anticipated: Plan to expand from approx. ¥1trn in FY2010 to approx. ¥2trn in FY2015, focusing on the Asian region
⇒ Control the risk of concentrating on specific industries and build a further balanced loan portfolio

【Share of Top 20 Companies in Loan Balance (banking account and trust account totals)】(*)

(as of end of March 2010)	Chuo Mitsui Trust	STB	Combined
Loan Balance (a)	Approx. ¥8.1trn	Approx. ¥12.0trn	Approx. ¥20.2trn
Of which to Top 20 (b)	Approx. ¥1.0trn	Approx. ¥1.6trn	Approx. ¥2.3trn
Share of Top 20 (b/a)	12.4%	13.9%	11.4%

(*) Excluding loans to banks and other financial institutions

⇒ **Diversification of credit risk as a result of the integration**

【Loan Portfolio】



(¥ trn)
25
20
15
10
5
0
approx. ¥21trn
approx. ¥6trn
approx. ¥14trn
approx. ¥25trn
approx. ¥8trn
approx. ¥2trn
approx. ¥15trn
FY2010 (Forecast)
FY2015 (Indicative)
Credit for Individuals
Credit for Japanese Corporations Operating Overseas
Credit for Japanese Corporations (excl. credit for Japanese corporations operating overseas)

15

Summary of Business Strategies and Growth Path (i) Banking

Retail

【Investment Trust and Insurance Sales】

- ○Utilize group strengths in product development
  ⇒Enhance product line-up and services
- ○Increase the number of sales force, and implement a rigorous training program
  ⇒Provide high quality asset management consulting services

<Balance of Investment Trust and Insurance sales >

FY2010 (forecast)	FY 2015 (indicative)	CAGR
Approx. ¥1.2trn	Approx. ¥1.7trn	Approx. 6%

【Loans to Individuals】

- ○Increase the number of sales force
- ○Provide swift services by leveraging diversified channels including major developers, house builders and convenient online internet channels

<Balance of Loans to Individuals>

FY2010 (forecast)	FY 2015 (indicative)	CAGR
Approx. ¥6trn	Approx. ¥8trn	Approx. 6%

Wholesale

【Corporate Credit】

- ○Offer value-added product and services leveraging product capabilities including syndicate loans, securitization and business functions of trust and real estate

<Fees from Corporate Clients>

FY2010 (forecast)	FY 2015 (indicative)	CAGR
Approx. ¥36.0bn	Approx. ¥42.0bn	Approx. 3%

【International Business】

- ○Capture financing needs of Japanese companies expanding overseas
- ○Expand the trust business through partnerships, etc.

<Balance of Credit for Japanese Corporations Operating Overseas>

FY2010 (forecast)	FY 2015 (indicative)	CAGR
Approx. ¥1trn	Approx. ¥2trn	Approx. 20%

Market

- ○Offer timely solutions utilizing market making functions in interest rates and exchange, etc., and market-based financial products
- ○Capture the changes in the financial market through flexible operation
  ⇒Control market risk of the group; stabilize and expand group revenues

(Note) Figures for FY2010 are totals of the following three companies, Chuo Mitsui Trust & Banking, Chuo Mitsui Asset Trust & Banking, and Sumitomo Trust & Banking on a non-consolidated basis. Those for FY2015 are on Sumitomo Mitsui Trust Bank on a non-consolidated basis

16

Summary of Business Strategy and Growth Path
(ii) Asset Management and Administration (iii) Real Estate Business

Asset Management and Administration

【Asset Management】

- ○Tie up with overseas financial institutions and leverage the existing network in Asia
  ⇒Enhance domestic and foreign asset management capabilities and expand investor base
- ○Consulting capabilities of pension plans concerning DB (Defined Benefit Pension Plans) and DC (Defined Contribution Pension Plans), asset management and asset administration
  ⇒Offer diversified products
- ○Strengthen asset management subsidiaries through strategically improving product development capabilities and distribution channels

<Assets Under Management>

FY2010 (forecast)	FY 2015 (indicative)	CAGR
Approx. ¥65trn	Approx. ¥72trn	Approx. 2%

【Asset Administration】

- ○Enhance operating leverage in investment trust and global custody; offer value-added services including lending services

<Balance of Investment Trust>

FY2010 (forecast)	FY 2015 (indicative)	CAGR
Approx. ¥32trn	Approx. ¥52trn	Approx. 10%

【Stock Transfer Agency Services】

- ○Deliver accurate and speedy operations utilizing sophisticated IT infrastructure
- ○Offer value-added practical stock-related services and IR / SR services (Information providing services to investor and shareholder)

Real Estate Business

- ○Provide consulting services based on strong expertise to capture demands from a wide range of clients in relation to real estate business
  ⇒Offer a full line-up of services, from brokerage to securitization, and real estate investment management products

(Note) Figures for FY2010 are totals of the following three companies, Chuo Mitsui Trust & Banking, Chuo Mitsui Asset Trust & Banking, and Sumitomo Trust & Banking on a non-consolidated basis. Those for FY2015 are on Sumitomo Mitsui Trust Bank on a non-consolidated basis. Figures of AUM for FY2010 and FY2015 are combined group basis

17

Sumitomo Mitsui Trust Group with Strong Growth in Fee Revenue

(1) Interest revenues are expected to grow steadily by mainly through expanding loan to individuals (2) Explore growth for trust and asset administration fees based on expanded investment trust and insurance sales, asset management and asset administration business

Trust and asset administration fees will consist 50% of gross operating profit in FY2015 (45% in FY2010E)

Components of Consolidated Gross Business Profit

(¥bn) approx. 820.0

800 55%

Trust and Asset Administration Fees

700 650.0 approx.

600 410.0 Up Approx. ¥110bn in 5 years

50%

500 300.0 + Approx. 40% increase

400 approx. 50%

300 Interest Revenues

45%

approx.

200 350.0 approx. 45% 410.0 Up Approx. ¥60bn in 5 years

100 + Approx. 20% increase

0 40%

FY2010 forecast FY2015 target

AssetM anagem ent nistrationand Adm i RealEstate

Investm ent Trust andes, Insuranceothers Sal InterestRevenues

Percent of Trust nistrationand AssetFeesn G Admrossi i Businesst ght(ri axis)Profi

Stable and sustainable growth + improvement in capital efficiency

Synergy Effects for Sumitomo Mitsui Trust Group (i)

(1) Aim to realize revenue synergies of approx. ¥28.0bn per year and cost synergies of approx. ¥28.0bn per year, a total of over ¥56.0bn per year, in FY2015 and beyond

(2) Aggregated integration costs of ¥63.0bn for FY2010 to 2015 are expected, however, the cost will be absorbed with total synergies of approx. ¥134.0bn (aggregated revenue synergies of approx. ¥75.0bn and cost synergies of approx. ¥59.0bn) to be phased in during the period

<Synergy Effects / Integration Costs through 2015>



(JPYbn)
Total Synergies for FY2010-2015 Period: ¥134.0bn
Revenue Synergies: ¥75.0bn
Cost Synergies: ¥59.0bn
Revenue Synergies
Cost Synergies
Integration Costs (one-time cost)
60
50
40
30
20
10
0
-10
-20
-30
△ 2.0
△ 6.0
9.0
5.0
△ 19.0
15.0
11.0
△ 9.0
23.0
15.0
△ 13.5
28.0
28.0
△ 13.5
Aggregated Integration Costs for 2010-2015: ¥63.0bn
FY2010
FY2011
FY2012
FY2013
FY2014
FY2015
in FY2016 and beyond
<Revenue Synergies> (FY2015)
Investment Trust and Insurance Sales ¥8.0bn
Loans to Individuals ¥6.0bn
Corporate Credit and others/ Financial Products Sales ¥5.0bn
International Business ¥3.0bn
Asset Management and Administration ¥3.0bn
Real Estate ¥3.0bn
<Cost Synergies> (FY2015)
Consolidation of Headquarters and Branches ¥14.0bn
IT System-related Costs ¥9.0bn
Personnel Costs ¥5.0bn
<Integration Costs>
(For FY2010-2015)
System Integration ¥43.0bn
Consolidation of Headquarters and Branches ¥11.0bn
etc.

19

Synergy Effects for Sumitomo Mitsui Trust Group (ii)

Revenue Synergies

Aim to realize approx. ¥28.0bn per year from FY2015 by increasing sales force (redeployment in headcount), cross-selling, enhancing product capabilities and information flow

Business Segment		Business	Strategy: Headcount Increase	Strategy: Measures to be Implemented	Synergy Effects (FY2015)
Banking	Retail	Investment Trust & Insurance Sales	Approx. 400	Substantially increase the number of sales force and reinforce asset management consulting capabilities by sharing products and know-how on sales	¥8.0bn
		Loans to Individuals	Approx. 50	Increase the number of sales force and share the operational structure / know-how for business development	¥6.0bn
	Wholesale	Corporate Credit and others	Approx. 50	Expand fee businesses, including syndicated loans and asset securitization, in conjunction with the improvement of the Group's market position	¥5.0bn
		Financial Products Sales		Increase financial products sales, such as market-based financial products and private fund trusts, by leveraging the expanded client base, including school corporations and financial institutions	
		International Business		Increase the number of sales force and capture the financing needs for Japanese corporate clients through overseas offices	¥3.0bn
Asset Management and Administration		Pension and Securities Business	Approx. 50	Offer well regarded active funds / alternative products to combined client base Expand balance of administrated investment trust through realized synergies from investment trusts and insurance sales	¥3.0bn
		Investment Trust Management		Redeployment of employees with specialized knowledge to reinforce the investment trust product development capabilities and sales support functions for distribution companies (increase the sales of investment trusts for retail clients)	
Real Estate				Redeployment of employees to the front office and increase information matching capabilities in conjunction with the expansion of the corporate and retail client base	¥3.0bn

Cost Synergies

Aim to realize approx. ¥28.0bn per year from FY2015 onward by reducing office-related and systems-related costs

Segment	Measures to be Implemented	Synergy Effects (FY2015)
Consolidation of Headquarters and Branches	Consolidate headquarters in FY2012 and overlapping branches from 2014. Increase efficiency in business by reducing outsourcing, operating and marketing costs	¥14.0bn
IT System-related Costs	Consolidate / integrate IT systems including an accounting system, etc. in FY2014 and reduce operating, maintenance and system development costs	¥9.0bn
Personnel Costs	Reduce headcounts by approx. 1,000 by FY2015 by reducing new hire, etc. and streamline personnel costs including retirement benefit costs	¥5.0bn

20

Revenue and Financial Targets for Sumitomo Mitsui Trust Group

Revenue and financial targets for the new trust bank group in FY2015 are as follows*

(i) Revenue Targets : Net business profit before credit costs of approx. ¥460.0bn
Net income of approx. ¥220.0bn (consolidated)

(ii) Financial Targets : ROE (consolidated) approx. 10%;
OHR (non-consolidated) approx. 40%

*** May review the targets for capital adequacy ratio and consolidated ROE, once details of the new capital adequacy requirements currently under discussion at the Basel Committee are confirmed**

Revenue and Financial Targets

		FY2010 (forecast)	FY2015 (target)	Change
Consolidated	Net Business Profit before Credit Costs	¥290.0bn	Approx. ¥460.0bn	Approx. +170.0bn
	Net Income	¥125.0bn	Approx. ¥220.0bn	Approx. +¥95.0bn
	ROE	6%	Approx. 10%	Approx. +4%
Non-consolidated	Net Business Profit before Credit Costs	¥255.0bn	Approx. ¥400.0bn	Approx. +¥145.0bn
	Net Income	¥125.0bn	Approx. ¥200.0bn	Approx. +¥75.0bn
	OHR	49%	Approx. 40%	Approx. -9%

Note: Non-consolidated figures: FY2010 figures are totals of three trust banks and FY2015 figures are those of Sumitomo Mitsui Trust Bank

<Assumption>	FY3/10 (actual)	FY3/11 (estimate)	FY3/16 (estimate)
3M-Tibor (term-end)	0.43%	0.45%	0.95%
10 yr JGB (term-end)	1.35%	1.10%	1.85%
Nikkei 225 (term-end)	11,089	10,000	14,500

21

【For Reference】Breakdown of the Revenue Targets

Breakdown of Revenue Targets (Gross business profit by business segment, etc.)

	Non-consolidated			Consolidated		
	FY2010	FY2015	Change	FY2010	FY2015	Change
Gross Business Profit	¥500bn	Approx. ¥635bn	Approx. +¥135bn	¥650bn	Approx. ¥820bn	Approx. +¥170bn
Banking	¥385bn	Approx. ¥475bn	Approx. +¥90bn	¥460bn	Approx. ¥560bn	Approx. +¥100bn
Fees*	¥80bn	Approx. ¥120bn	Approx. +¥40bn	¥110bn	Approx. ¥150bn	Approx. +¥40bn
Asset Management and Administration	¥80bn	Approx. ¥105bn	Approx. +¥25bn	¥140bn	Approx. ¥190bn	Approx. +¥50bn
Real Estate	¥35bn	Approx. ¥55bn	Approx. +¥20bn	¥50bn	Approx. ¥70bn	Approx. +¥20bn
Operating Expenses	- ¥245bn	Approx. - ¥235bn	Approx. +¥10bn	- ¥360bn	Approx. - ¥360bn	Approx. ±¥0bn
Net Business Profit before Credit Costs	¥255bn	Approx. ¥400bn	Approx. +¥145bn	¥290bn	Approx. ¥460bn	Approx. +¥170bn
Credit Costs	- ¥40bn	Approx. - ¥30bn	Approx. +¥10bn	- ¥50bn	Approx. - ¥40bn	Approx. +¥10bn
Net Profit	¥125bn	Approx. ¥200bn	Approx. +¥75bn	¥125bn	Approx. ¥220bn	Approx. +¥95bn

*Investment trust and insurance sales fee and lending fee, etc.

(Note1) Non-consolidated figures: FY2010 figures are totals of three trust banks and FY2015 figures are those of Sumitomo Mitsui Trust Bank

(Note2) FY2015 figures do not include the effect of consolidating Japan Trustee Services Bank

1. Incremental costs related to expanding business would be offset by synergies, thus nearly flat
2. Exclude integration costs (included in one-time costs)

22

Financial and Capital Policies of Sumitomo Mitsui Trust Group

Our capital and dividend policies based on the current capital-adequacy regulations are as follows*

(i)	Consolidated Tier I Ratio : Will seek to ensure consolidated Tier I Ratio of 10% or higher

(ii) Dividend policy : Basic policy of consolidated dividend payout ratio of approx. 30%

*	May review the targets for capital adequacy ratio and the dividend policy, once details of the new capital adequacy requirements currently under discussion at the Basel Committee are confirmed

Capital Policy

Consolidated Tier I ratio Will seek to ensure consolidated Tier I ratio of 10% or higher,

based on the current capital-adequacy regulations

Efficiently manage the risk-weighted assets and further reduce risk of holding equity*

*Reduction of equity holdings will be pursued in accordance with each company’s midterm reduction policy (Equity holdings (cost basis)

against Tier I: CMTH approx. 50%, STB approx. 30%) along with further risk reduction including hedging strategy regarding stock prices

(Reference) Capital Adequacy Ratio Status of Listed Equity Holdings

(as of June 30, 2010) Chuo Mitsui Trust Sumitomo Trust (as of June 30, 2010) Chuo Mitsui Trust Sumitomo Trust

Consolidated Capital Adequacy Ratio 14.71% 14.06% Equity Holdings (cost basis) (a) ¥463.5bn ¥430.0bn

Tier I Capital Ratio 10.60% 10.32% Consolidated Tier I Capital (b) ¥769.0bn ¥1,280.1bn

Tier I Capital Ratio (excl. pref. shares and pref. securities) 8.07% 7.18% % of Tier I (a/b) 60.3% 33.6%

Note: Chuo Mitsui Trust uses a domestic standard and Sumitomo Trust uses an international standard

Dividend Policy

Consolidated dividend payout ratio of approx. 30% is adopted as a basic policy in order to align shareholder return on financial performance

Public Funds

Through sales in the market or using other methods, we will strive to repay the public funds as soon as possible subject to all conditions including the share price are satisfied 23

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements that reflect the plans and expectations of Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd. in relation to, and the benefits resulting from, their proposed business combination and business alliance. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to:

?failure of the parties to agree on some or all of the terms of business combination; ?failure to obtain a necessary shareholder approval;

?inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction;

?changes in laws or accounting standards, or other changes in the business environment relevant to the parties;

?challenges in executing our business strategies;

?the effects of financial instability or other changes in general economic or industry conditions; and

?other risks to consummation of the transaction.

Additional Information and Where to Find It

Chuo Mitsui Trust Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its proposed business combination with The Sumitomo Trust and Banking Co., Ltd. The Form F-4, if filed, will contain a prospectus and other documents. If the Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 is expected to be mailed to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. prior to the shareholders’ meeting at which the proposed business combination will be voted upon. The Form F-4, if filed, and prospectus, as they may be amended from time to time, will contain important information about Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd., the business combination and related matters including the terms and conditions of the transaction. U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. are urged to read carefully the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that have been or may be filed with the SEC in connection with the transaction before they make any decision at the shareholders meeting with respect to the business combination. The Form F-4, if filed, the prospectus and all other documents filed with the SEC in connection with the business combination will be available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the business combination will be made available to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd., free of charge, by faxing a request to Chuo Mitsui Trust Holdings, Inc. at +81-3-5232-8716 or to The Sumitomo Trust and Banking Co., Ltd. at +81-3-3286-4654.